Mail Stop 3561

March 14, 2007

<u>Via U.S. Mail</u>

Mary E. Flad
Jomar Specialties, Inc.
4820 71st Way North
St. Petersburg, FL 33709

Re: Jomar Specialties, Inc.
           Amendment no. 1 to Registration Statement on Form SB-2
           Filed March 2, 2007
           File No. 333-139008

Dear Ms. Flad,

      We have reviewed your responses to the comments in our letter dated December 26, 2006 and have the following additional comments. The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement</u>

<u>Use of Proceeds, page 6</u>

1. Considering that your registration statement now includes December 31, 2006 audited financials, please update the footnotes to your table.

<u>Management's Discussion & Analysis, page 18</u>

2. We note your response to prior comment 8 and reissue in part. Please revise here to discuss why you believe developing a large client base is extremely remote.

3. We note from your response to prior comment 18 and revised disclosure in MD&A that you have added a Critical Accounting Estimates section. Please revise to

include a discussion of the estimates underlying your accounts receivable balance such as how you assess and record the allowance for doubtful accounts.

Executive Compensation, page 26

4. Please revise to provide narrative disclosure for the amounts listed in column (i). Please refer to Item 402(c) of Regulation SB.

Results of Operations – Year ended December 31, 2006

5. We note your disclosure that you attribute the majority of the $10,808 increase in cash to contributed noncash executive compensation. In light of the fact that the contributed executive compensation was not a cash transaction, please revise to include a more relevant reason why cash increased by $10,808 during the year ended December 31, 2006. Also, please revise to discuss the reasons why payroll expenses and the purchase of materials increased significantly in 2006.

6. We note that Table 9.0 on page 23 refers to Revenues, Expenditures and Net Income amounts in fiscal years 2006 and 2005. In light of the fact that a net loss was incurred in both of these fiscal years, please revise the table and captions to read "net loss" rather than "net income."

Results of Operations – December 31, 2005

7. We note your disclosure that your line item expenses showed a decrease in payroll of over $34,000 and occurred because two principals of the Company took less payroll to conserve cash. In light of your revision to the financial statements to increase payroll expense for the fair value of the Flads compensation, please revise this disclosure to discuss any changes between 2005 and 2004 after considering the revised payroll expense amounts. Also, please remove the sentence that this major decrease was the major reason for your return to profitability, since you have incurred a net loss in both the years ended December 31, 2006 and 2005.

Report of Independent Registered Public Accounting Firm

8. We note that the date of your audit report for the year ended December 31, 2006 is March 2, 2006. In light of the fact that the date of the report is prior to the date of the audited financial statements, please revise to present the appropriate date on the independent audit report. Also, please revise the date of the audit report for the year ended December 31, 2005 to be consistent with the date of the audit report that is referred to in the consent.

Audited Financial Statements for the Year Ended December 31, 2006

Note B – Summary of Significant Accounting Policies
Income Taxes, page F-7

9. We note your disclosure that on October 15, 2006 you rescinded the Subchapter S
    election, to be effective as of that date. As previously requested, please tell us, and
    disclose in your notes to the financial statements, the election you have made to file
    income taxes subsequent to October 15, 2006 (i.e., C Corporation). Please note
    that if you have made a C Corporation tax election prior to December 31, 2006,
    your financial statements for the year ended December 31, 2006 should include the
    applicable income tax expense and any deferred tax assets or liabilities calculated
    in accordance with SFAS No. 109. Also, please revise to present pro forma tax and
    EPS data on the face of the income statement for the years ended December 31,
    2006 and 2005 to reflect the tax expense that would have been recorded if the S
    Corporation election had been terminated as of the beginning of the periods
    presented.   See Topic 1.B.2 in the Staff Accounting Bulletins.

10. We note from your response to prior comment 25 that you have revised as
    requested, however the requested changes do not appear to have been made. In
    light of the fact that the historical financial statements have been updated for the
    year ended December 31, 2006 and include the date of the Subchapter S
    termination, please revise the financial statements for the year ended December 31,
    2006 to reclassify any undistributed earnings or losses to paid-in-capital as of the
    date of the termination. See Topic 4B in the Staff Accounting Bulletins.

Audited Financial Statements for the year ended December 31, 2005
Statement of Operations, page F-11

11. We note from your response to prior comment 30 that you have revised as
    requested, however we do not believe our prior comment has been adequately
    addressed. As previously requested, please tell us, and disclose in the notes to the
    financial statements, the nature of the automobile expense line item on the face of
    the statement of operations for the years ended December 31, 2006 and 2005. If
    the amount represents a reimbursement to either of the two full time employees, it
    should be reflected as other compensation in the Executive Compensation table on
    page 26. See Item 402 of Regulation S-B.

Signature page, page 60

12. We reissue prior comment 36 in part. Please revise to provide a signature for your
    "principal financial officer." Refer to Instructions for signatures on Form SB-2.

* * * * *

Ms. Mary E. Flad
Jomar Specialties, Inc.
March 14, 2007
Page 4

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Diane J. Harrison, Esq.
        Harrison Law, P.A.
        via facsimile: (941) 531-4935